UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Kronos Advanced Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

50105X106
(CUSIP Number)

Reinaldo Pascual Paul, Hastings, Janofsky & Walker LLP 600 Peachtree Street Suite 2400 Atlanta, GA 30308 (404) 815-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50105X106

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AIRWORKS FUNDING LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,714,285(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 885,714,285(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,714,285(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 50105X106

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON COMPASS PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,714,285(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 885,714,285(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,714,285(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 50105X106

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD PERLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,714,285(1)
	8	SHARED VOTING POWER 25,341,343(2)
	9	SOLE DISPOSITIVE POWER 885,714,285(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,055,628(1) (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 50105X106
_______________________

(1)    Includes 885,714,285 shares of Common Stock issuable upon conversion of the $2,480,000 current principal balance of the $10,820,000 Secured Convertible Promissory Note due June 19, 2010 which was issued to AirWorks Funding LLLP on June 19, 2007, but excludes up to 2,978,571,428 shares of Common Stock which may become issuable if such convertible note is funded in full.

This Schedule 13D has been prepared taking into account that, as described in Items 3, 4 and 5 below, pursuant to the Lender Voting Agreement (as defined below) and the Letter Agreement (as defined below), AirWorks Funding LLLP and RS Properties (as defined below) have agreed to convert a sufficient principal amount of their respective Notes (as defined below) to secure voting control of the Issuer and will subsequently vote to approve an amendment to the Issuer’s articles of incorporation to increase the authorized share capital of the Issuer to allow the Lenders (as defined below) to convert the entire principal amounts advanced under the Notes into shares of Common Stock of the Issuer.

As described in Items 3, 4 and 5 below, AirWorks Funding LLLP may be deemed to be part of a group with RS Properties and the Critical Capital Entities (as defined below) pursuant to the terms of the Lender Voting Agreement and the L etter Agreement described below. The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock issuable to RS Properties and the Critical Capital Entities upon conversion of the Notes (as defined below). Such shares of Common Stock are not included in the amounts specified by the Reporting Persons above.

(2)    Includes (a) the right to vote, for limited purposes in accordance with those certain voting and support agreements dated June 19, 2007, an aggregate of 8,590,696 shares of Common Stock owned by Messrs. Dwight, McDermott, Tusing, Krichtafovitch, Sun and Gumbinner pursuant to a proxy granted to Mr. Perlman as of June 19, 2007 and (c) the right to vote, for limited purposes in accordance with those certain voting and support agreements dated June 19, 2007, an aggregate of 16,750,647 shares of Common Stock issuable upon exercise of stock options owned by Messrs. Dwight, McDermott, Segal, Tusing and Krichtafovitch. The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock owned by or issuable to Messrs. Dwight, McDermott, Segal, Tusing, Krichtafovitch, Sun and Gumbinner.

CUSIP No. 50105X106

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 each (“Common Stock”) of Kronos Advanced Technologies, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 494 Common Street, Suite 301, Belmont, MA 02478.

Item 2. Identity and Background.

(a)-(c) and (f) This Statement is being filed jointly by the following (the “Reporting Persons”)

AirWorks Funding LLLP, a Georgia limited liability limited partnership (“AirWorks”)
655 Madison Avenue
23rd Floor
New York, New York 10021

AirWorks is a newly-formed limited liability limited partnership whose sole business purpose is to invest in the secured convertible promissory note issued by the Issuer and to acquire, own, hold, maintain and otherwise deal with the shares of the Issuer.

Compass Partners, L.L.C. (“Compass”)
655 Madison Avenue
23rd Floor
New York, New York 10021

Compass is a limited liability company whose business purpose is to act as the General Partner of AirWorks. Compass controls AirWorks through its role as General Partner of AirWorks.

Richard Perlman, an individual citizen of the United States
c/o AirWorks Funding LLP
655 Madison Avenue
23rd Floor
New York, New York 10021

Mr. Perlman’s present principal occupation is Chairman of the Board of TurboChef Technologies, Inc. Mr. Perlman also is the President and controlling member of Compass.

(d) and (e) None of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 50105X106

Item 3. Source and Amount of Funds or Other Consideration.

On July 19, 2007, pursuant to a Funding Agreement (the “Funding Agreement”), among the Issuer, AirWorks, Sands Brothers Venture Capital, LLC (“SBVC I”), Sands Brothers Venture Capital II LLC (“SBVC II”), Sands Brothers Venture Capital III LLC (“SBVC III”), Sands Brothers Venture Capital IV LLC (“SBVC IV”), Critical Capital Growth Fund, L.P. (“Critical Capital” and together with SBVC I, SBVC II, SBVC III and SBVC IV, the “Critical Capital Entities”) and RS Properties I LLC (“RS Properties”, and collectively with AirWorks and the Critical Capital Entities, the “Lenders”), the Issuer issued a $10,820,000 Secured Convertible Promissory Note due June 19, 2010 (the “AirWorks Note”) to AirWorks, the outstanding principal amount of which is convertible into an aggregate of up to 3,864,285,714 shares of the Issuer’s Common Stock at the initial conversion price of $.0028 per share. On July 19, 2007, AirWorks made its first advance under the Funding Agreement and the AirWorks Note in the amount of $2,480,000, which is convertible into 885,714,285 shares of Common Stock. Since the Issuer currently is only authorized to issue 500 million shares of Common Stock and as of May 18, 2007, 242,342,803 shares of Common Stock were issued and outstanding (according to filings made by the Issuer with the Securities and Exchange Commission), AirWorks will not be able to convert the entire current outstanding principal amount of the AirWorks Note until such time as the Issuer increases its authorized share capital to authorize additional shares of Common Stock. As described in Item 4, pursuant to the Lender Voting Agreement and the Letter Agreement, AirWorks and RS Properties have agreed to convert a sufficient principal amount of their respective Notes to secure voting control of the Issuer and will subsequently vote to approve an amendment to the Issuer’s articles of incorporation to increase the authorized share capital of the Issuer to allow the Lenders to convert the entire principal amounts advanced under the Notes into shares of Common Stock of the Issuer. Assuming that AirWorks funds the full principal amount of the AirWorks Note and converts such full principal amount, the AirWorks Note will be convertible into 3,864,285,714 shares of Common Stock. The source of funds used for the AirWorks Note was capital contributions from the funds of the General Partner and limited partners of AirWorks. None of the funds used in connection with the issuance of the AirWorks Note were borrowed by AirWorks.

Additionally, on June 19, 2007, the Issuer entered into Voting and Support Agreements (the “Securityholder Voting Agreements”) with Messrs. Dwight, McDermott, Segal, Tusing, Krichtafovitch, Poster, Sun and Gumbinner (collectively, the “Securityholders”) pursuant to which the Securityholders agreed to vote the Issuer’s securities owned by them on certain specified matters in accordance with the Securityholder Voting Agreement. In addition, on June 19, 2007, each of the Securityholders granted Mr. Perlman a proxy to vote the Issuer’s securities owned by each of them in accordance with the Securityholder Voting Agreements.

See Item 4 below for more information.

Item 4. Purpose of Transaction.

Funding Agreement and Secured Convertible Promissory Notes

Pursuant to the Funding Agreement, the Lenders agreed to loan the Issuer up to an aggregate of $18,159,000 (the “Loan”), evidenced by the AirWorks Note, a $859,000 Secured Convertible Promissory Note due December 31, 2007 to the Critical Capital Entities (the “Critical Capital Note”) and a $6,480,000 Secured Convertible Promissory Note due June 19, 2010 to RS Properties (the “RS Note” and together with the AirWorks Note and the Critical Capital Note, the “Notes”). The first installment of the Loan, totaling $4,259,000, was advanced to the Issuer in the following amounts: AirWorks advanced $2,480,000, the Critical Capital Entities advanced $859,000 and RS Properties advanced $920,000. Pursuant to the Funding Agreement, AirWorks may advance up to an additional $8,340,000 under the AirWorks Note and RS Properties may advance up to an additional $5,560,000 under the RS Note, at any time, and from time to time, prior to the maturity date of such notes, in the sole discretion of AirWorks and RS Properties, respectively.

CUSIP No. 50105X106

Pursuant to the terms of the Notes, based on the amounts advanced in the first installment of the Loan, (1) the AirWorks Note is convertible into 885,714,285 shares of Common Stock, (2) the Critical Capital Note is convertible into 306,785,714 shares of Common Stock upon the occurrence of certain events described below and (3) the RS Note is convertible into 328,571,428 shares of Common Stock, in each case, based on the initial conversion price of the Notes (which is subject to adjustment under certain specified circumstances). Assuming the full amount of the Notes are funded and the entire aggregate principal amount of the Notes is converted, (1) the AirWorks Note will be convertible into up to 3,864,285,714 shares of Common Stock, (2) the Critical Capital Note will be convertible into up to 306,785,714 shares of Common Stock and (3) the RS Note will be convertible into up to 2,314,285,714 shares of Common Stock, in each case, based on the initial conversion price of the Notes (which is subject to adjustment under certain specified circumstances). The AirWorks Note and the RS Note are convertible at any time, in whole or in part, and the Critical Capital Note is only convertible in the event that all principal and accrued interest is not paid in full to the Critical Capital Entities on or prior to the maturity date of the Critical Capital Note. Each of the Notes bear interest, in arrears, at a rate of 12% per annum, payable in cash with respect to the AirWorks and RS Note commencing on January 1, 2008 and payable in cash with respect to the Critical Capital Note commencing on July 1, 2007. All outstanding principal and accrued interest under the Critical Capital Note is due and payable on December 31, 2007. All outstanding principal and accrued interest on the AirWorks Note and the RS Note is due and payable on June 19, 2010. In addition, pursuant to the Notes, the Lenders have been granted certain preemptive rights in the event the Issuer proposes to issue or sell any shares of Common Stock or any rights or options to purchase shares of Common Stock. Each of the Notes contains additional terms and conditions, including events of default, that are generally consistent with securities of this kind.

Pursuant to the Funding Agreement, the Issuer has agreed to take all actions necessary to ensure that AirWorks and RS Properties have the right to designate a majority of the members of the board of directors of the Issuer, including increasing the number of members of the issuer’s board of directors.

The Issuer’s obligations under the Notes are secured by substantially all of the assets of the Issuer and its subsidiary Kronos Air Technologies, Inc., pursuant to a Security Agreement dated June 19, 2007.

In connection with the Funding Agreement, the Lenders entered into an Intercreditor Agreement with certain existing creditors of the Issuer (the “Existing Creditors”) whereby the Existing Creditors agreed to subordinate their security interest to that of the Lenders. In addition, the Lenders also entered into an Intercreditor Agreement whereby AirWorks and RS Properties agreed to subordinate their security interest to that of the Critical Capital Entities.

CUSIP No. 50105X106
Voting and Support Agreements

On June 19, 2007, the Issuer, AirWorks, the Critical Capital Entities and RS Properties entered into a Voting and Support Agreement (the “Lender Voting Agreement”) pursuant to which the Lenders agreed to vote the shares of Common Stock entitled to vote on the following matters in the following manner: (1) in favor of a slate of directors to serve on the Company’s board of directors as proposed by AirWorks and RS Properties, (2) in favor or adjusting the size of the Issuer’s board of directors such that upon the election of the slate of directors proposed by AirWorks and RS Properties, such directors hold a majority of the seats on the Issuer’s board of directors, (3) in favor of approving an amendment to the Issuer’s articles of incorporation to increase the Issuer’s authorized common stock to a number of shares necessary to allow the Lenders to convert the entire principal amount of the Notes into share of common stock of the Company, (4) in favor of approving the reincorporation of the Company in Delaware, (5) in favor of a reverse stock split proposed by AirWorks or the Issuer’s board of directors and (6) against any action or transaction that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of any of the foregoing. The expiration of the Lender Voting Agreement is the earlier of (a) the date on which the matters set forth in (1)-(5) above have been approved by the stockholders of the Issuer and (b) August 1, 2008.

As described in Item 3 above, on June 19, 2007, the Issuer entered into the Securityholder Voting Agreements with the Securityholders. The terms and expiration date of the Securityholder Voting Agreements are substantially similar to those of the Lender Voting Agreement. In addition, on June 19, 2007, the Securityholders granted Mr. Perlman a proxy (the “Proxy”) to vote the Issuer’s securities owned by each of them in accordance with the Securityholder Voting Agreements.

Letter Agreement

On June 19, 2007, AirWorks and RS Properties entered into a letter agreement (the “Letter Agreement”) pursuant to which the parties agreed (1) that any advances made to the Issuer pursuant to the Funding Agreement and the AirWorks Note and RS Note, respectively, at a subsequent closing, will be made 60% by AirWorks and 40% by RS Properties, (2) that following the closing of the Funding Agreement, AirWorks and RS Properties will secure more than 50% of the voting control of the Issuer with AirWorks converting such portion of the AirWorks Note as is necessary to represent 60% of such controlling position and RS Properties converting such portion of the RS Note as is necessary to represent 40% of such controlling position, (3) to enter into the Lender Voting Agreement and (4) to make certain adjustments to the percentage of additional advances required to be made by AirWorks and RS Note if certain specified events occurred. This Schedule 13D has been prepared taking into account that, pursuant to the terms of the Letter Agreement, AirWorks and RS Properties, will have voting control of the Issuer once the above actions have been taken and will vote their respective shares of Common Stock in accordance with the terms of the Lender Voting Agreement.

CUSIP No. 50105X106

Registration Rights Agreement

In connection with the Funding Agreement, the Issuer and the Lenders entered into a Registration Rights Agreement dated June 19, 2007. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock owned by the Lenders, the Common Stock underlying the Notes and any other securities issued or issuable with respect to such securities upon any classification, share combination, share division, share dividend, merger consolidation or similar event (the “Registrable Securities”), upon demand of the holders of at least 20% of the Registrable Securities. The Issuer is required to file such registration statement within 45 days (or 90 days if the registration statement is on a form other than Form S-3) after notice is give and to use its reasonable best efforts to cause the registration statement to become effective as promptly as practicable. The Issuer is required to keep such registration statement effective until the earlier of (1) the date all Registrable Securities covered by such registration statement have been sold or (2) the date on which all of the Registrable Securities may be sold without restriction pursuant to subsection (k) of Rule 144 of the Securities Act of 1933, as amended. The Registration Rights Agreement also provides the Lenders with piggy back registration rights with respect to certain offerings of the Issuer’s securities.

The foregoing summaries of the Funding Agreement, the Notes, the Security Agreement, the Intercreditor Agreements, the Lender Voting Agreement, the Securityholder Voting Agreements, the Proxy, the Letter Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the copies of such agreements which are attached hereto as Exhibits 2 through 14, respectively, and which are hereby incorporated by this reference.

Except as set forth herein, none of the Reporting Persons have a present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

Each of AirWorks and Compass may be deemed to beneficially own 885,714,285 shares of Common Stock, representing 79% of the outstanding shares of Common Stock (based upon 242,342,803 shares of Common Stock as of May 18, 2007, as reported in the Issuer’s quarterly report on Form 10-QSB for the quarter ended March 31, 2007). Mr. Perlman may be deemed to beneficially own 911,055,628 shares of Common Stock, representing 79% of the outstanding shares of Common Stock (based upon 242,342,803 shares of Common Stock as of May 18, 2007, as reported in the Issuer’s quarterly report on Form 10-QSB for the quarter ended March 31, 2007). Such shares of Common Stock beneficially owned by the Reporting Persons include (a) 885,714,285 shares of Common Stock issuable upon conversion of $2,480,000 principal amount of the AirWorks Note, but excludes up to 2,978,571,428 additional shares of Common Stock which may become issuable if the AirWorks Note is funded in full, (b) in respect of Mr. Perlman, the right to vote, for limited purposes in accordance with the Securityholder Voting Agreements, an aggregate of 8,590,696 shares of Common Stock owned by Messrs. Dwight, McDermott, Tusing, Krichtafovitch, Poster, Sun and Gumbinner pursuant to a proxy granted to Mr. Perlman as of June 19, 2007 and (c) in respect of Mr. Perlman, the right to vote, for limited purposes in accordance with the Securityholder Voting Agreements, an aggregate of 16,750,647 shares of Common Stock issuable upon exercise of stock options owned by Messrs. Dwight, McDermott, Segal, Tusing, Krichtafovitch and Poster.

CUSIP No. 50105X106

In addition, by virtue of any of the Lender Voting Agreement and the Letter Agreement, a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, may have been formed that includes, AirWorks, RS Properties and the Critical Capital Entities. Such a group including AirWorks, RS Properties and the Critical Capital Entities would be deemed to beneficially own, in the aggregate, 1,214,285,713 shares of Common Stock, representing 83% of the Common Stock outstanding (based upon 242,342,803 shares of Common Stock outstanding as of May 18, 2007). Such shares of Common Stock which would be deemed beneficially owned by such a group includes (1) 328,571,428 shares of Common Stock issuable upon conversion of the funded portion of the RS Note and (2) 885,714,285 shares of Common Stock issuable upon conversion of the funded portion of the AirWorks Note, but excludes (1) 1,985,714,285 shares of Common Stock which may become issuable if the RS Note is funded in full, (2) 2,978,571,428 shares of Common Stock which may become issuable if the AirWorks Note is funded in full and (3) 306,785,714 shares of Common Stock underlying the Critical Capital Note which is not presently convertible. The Reporting Persons expressly disclaim beneficial ownership of Common Stock beneficially owned by RS Properties and the Critical Capital Entities.

Since the Issuer currently is only authorized to issue 500 million shares of Common Stock and as of May 18, 2007, 242,342,803 shares of Common Stock were issued and outstanding (according to filings made by the Issuer with the Securities and Exchange Commission), the Lenders will not be able to convert the entire current outstanding principal amount of the Notes until such time as the Issuer increases its authorized share capital to authorize additional shares of Common Stock. As described above, pursuant to the Lender Voting Agreement and the Letter Agreement, AirWorks and RS Properties have agreed to convert a sufficient principal amount of the their respective Notes to secure voting control of the Issuer and will subsequently vote to approve an amendment to the Issuer’s articles of incorporation to increase the authorized share capital of the Issuer to allow the Lenders to convert the entire principal amounts advanced under the Notes into shares of Common Stock of the Issuer.

Pursuant to, and to the extent set forth in, the Lender Voting Agreement, it could be alleged that AirWorks shares voting power with respect to the shares of Common Stock beneficially owned by RS Properties or the Critical Capital Entities. To the knowledge of AirWorks and based on documents publicly filed by RS Properties and the Critical Capital Entities, Exhibit 15 sets forth certain information with respect to RS Properties and the Critical Capital Entities, which is incorporated herein by reference. To the knowledge of AirWorks and based on documents publicly filed by RS Properties and the Critical Capital Entities, during the last five years, neither RS Properties nor any of the Critical Capital Entities has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 50105X106

(c) Except as set forth in Items 3 and 4 above, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

See Items 3, 4 and 5 above. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Consent and Joint Filing Statement
2.	Funding Agreement, dated June 19, 2007 between the Issuer, AirWorks, the Critical Capital Entities and RS Properties
3.	AirWorks Note, dated June 19, 2007
4.	Critical Capital Note, dated June 19, 2007
5.	RS Properties Note, dated June 19, 2007
6.	Security Agreement, dated June 19, 2007 among the Issuer, AirWorks, the Critical Capital Entities and RS Properties
7.	Intercreditor Agreement, dated June 19, 2007 among AirWorks, the Critical Capital Entities, RS Properties and certain existing creditors of the Issuer
8.	Intercreditor Agreement, dated June 19, 2007 among AirWorks, the Critical Capital Entities and RS Properties
9.	Lender Voting Agreement, dated June 19, 2007 among the Issuer, AirWorks, the Critical Capital Entities and RS Properties
10.	Securityholder Voting Agreement, dated June 19, 2007 between the Issuer and the Securityholders specified therein
11.	Securityholder Voting Agreement, dated June 19, 2007 between the Issuer and the Securityholders specified therein
12.	Proxy granted in favor of Mr. Perlman dated June 19, 2007
13.	Letter Agreement, dated June 19, 2007 between AirWorks and RS Properties
14.	Registration Rights Agreement, dated June 19, 2007 among the Issuer, AirWorks, the Critical Capital Entities and RS Properties
15.	Information regarding RS Properties and the Critical Capital Entities

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007

AIRWORKS FUNDING LLLP

By: Compass Partners, L.L.C., its General Partner

By:_/s/ Richard Perlman__________
Name: Richard Perlman
Title: President

COMPASS PARTNERS, L.L.C.

By: _/s/ Richard Perlman__________
Name: Richard Perlman
Title: President

RICHARD PERLMAN

_/s/ Richard Perlman__________